082-35716

MAYER • BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

08000171

January 7, 2008

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Ongoing Compliance with Rule 12g3-2(b)
Exemption for Bank Leumi

SUPPL

Dear Sir or Madam:

Bank Leumi le-Israel B.M. filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this Exemption, enclosed please find the translations of two Immediate Reports regarding an event or matter falling outside the ordinary course of business of the corporation, dated January 1, 2008, and January 7, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosures

PROCESSED
JAN 18 2008
THOMSON
FINANCIAL

SEC Mail
Mail Processing
Section
JAN 07 2008
Washington, DC
109

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No.

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

7 January 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970
Nature of Report: Sale of Holdings in Migdal

Further to the Immediate Reports of Bank Leumi le-Israel B.M. (the "Bank") of 16 October 2005 and 16 March 2006, according to which the Bank is required to sell its entire holdings in Migdal Insurance and Financial Holdings Ltd. ("Migdal"), where this sale may be carried out in stages up to 31 March 2008, the Bank hereby announces that the Bank of Israel has agreed that the sale of the entire balance of the Bank's holdings in Migdal (9.89% undiluted) may be made by no later than 30 June 2008 (instead of 31 March 2008 as stated).

Date and time at which the corporation first became aware of the event or matter: 2 January 2008.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

1 January 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of the Event: Extension of Services Agreement with Union Bank

Further to the Immediate Report filed by Bank Leumi le-Israel B.M. (the "Bank") on 18 April 2007, as set out below, the Bank announces that an agreement was signed yesterday for the extension of the agreement for the provision of computer and operating services by the Bank to Union Bank of Israel Ltd.

The agreement is subject to the approval of the Antitrust General Director.

Date and time at which the corporation first became aware of the event or matter: 31 December 2007 at 13:00.

Text of Immediate Report filed on 18 April 2007

Bank Leumi le-Israel B.M. (the "Bank") announces that, further to its proposal to Union Bank of Israel Ltd. ("Union Bank"), the two banks have reached an agreement for the extension of the agreement for the provision of comprehensive computer and operating services by the Bank to Union Bank signed in September 2001 for a period which ends in 2009 (the said agreement is referred to in the Annual Report of the Bank published on 28 March 2007).

The period of the new agreement is 10 years as from 1 January 2007, and according to such agreement the Bank will be paid an annual consideration that will gradually increase from some NIS 40 million in the first two years, to some NIS 45 million as from the sixth year (the amounts are linked to the consumer price index of December 2006 and are dependent on the volume of activities of Union Bank).

Extension of the agreement is subject to the execution of a detailed agreement, the approval of the Supervisor of Banks and the approval of the Board of Directors of the Bank.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END